Exhibit 99.1

European Patent Office to Grant BioKey’s Patent Application for Foundational HYFT® Technology

  Company Received Official Notice from the European Patent Office (EPO) for the Decision to Grant its Patent Application on April 5th, 2023. The Patent was Initially Filed February 7th, 2020.
  Patent Application Covers a Method to Efficiently Handle Mass Biological Sequence Information.
  Related Patents Pending in Other Countries, Favorable Outcomes Anticipated

VICTORIA, British Colombia--(BUSINESS WIRE)--March 27, 2023--Immunoprecise Antibodies Ltd. (NASDAQ: IPA) (“Immunoprecise” or “IPA” or the “Company”), the parent company of BioKey and affiliate of BioStrand, announced today that the EPO has issued a “Decision to Grant” for BioKey’s patent application covering the company’s HYFT® Technology used to organize and analyze biological sequence information. The HYFT Technology and methodology provide a novel way to efficiently tap into sequence information, allowing the extraction and use the relevant information therein to address the current problems in omics data integration and analysis. The HYFT Technology serves as the core of the BioStrand’s LENSai Integrated TechnologyTM platform which provides cutting-edge data solutions and antibody discovery.

The patent will provide BioStrand’s LENSai Integrated Technology with broad protection, further strengthening the Company’s patent portfolio position and enabling exclusive access to the HYFT Technology. The Company anticipates favorable outcomes in other countries as well, as many patent offices worldwide consider the status of related European cases to be highly relevant to the decision to grant patents.

“This is a significant and exciting decision by the EPO, and we view this announcement as a recognition of BioStrand’s important contributions to the fields of omic data integration and analysis, fields paramount to the future of cancer research, precision medicine, biomarker identification, and novel drug discovery and development,” stated Dr. Jennifer Bath, CEO of IPA. “This patent provides protection for BioKey’s HYFT Technology, which will give scientists the ability to advance the development of safer and more effective therapies for the toughest medical challenges we face today.”

The HYFT Technology

HYFT Technology is a way of organizing information about the natural world by creating connections between patterns found in living things, called HYFTs. These patterns can link genetic sequences to their structures and functions, as well as to other information such as scientific papers and medical records. The output, the HYFT knowledge graph, contains over 660 million patterns and 25 billion connections, and is continuously updated with new information. This provides a powerful tool for exploring relationships in the natural world, which can be used for research and applications in medicine and other fields. The HYFT graph is unique in its explicit representation of information from the whole biosphere, and it provides a transparent intermediate layer between sequences and predictions that allows for new knowledge to be extracted without the limitations of a black box.

HYFT-based technologies have numerous applications in various fields beyond just data integration, organization, and analysis, such as drug immunogenicity testing, drug discovery, and natural language processing (NLP). These applications have the potential to accelerate the drug development process and improve patient outcomes.

In the field of immunogenicity, HYFTs can help predict parts of a molecule that may trigger an immune response. This information is crucial in therapeutic and vaccine development, as it helps identify potential safety concerns before they become problematic. Moreover, HYFTs can predict off-target effects, which occur when a drug or therapy affects unintended targets in the body. Early identification of potential off-target effects allows researchers to design safer and more effective treatments.

In drug discovery, HYFT-based technologies have multiple potential applications, including:

Toxicity Prediction: By linking genetic sequences to toxicological data, HYFTs can predict the toxicity of potential drug candidates, helping researchers identify compounds likely to cause adverse effects before entering clinical trials.

Drug Repurposing: HYFTs can identify existing drugs for repurposing by linking genetic sequences to known targets and functions, accelerating the drug discovery process by finding compounds already approved for other indications.

Clinical Trial Design: HYFTs can optimize clinical trial design by linking genetic sequences to patient data and clinical outcomes, identifying patient subgroups more likely to benefit from specific treatments, and enabling personalized and efficient clinical trials.

Biomarker Discovery: By linking genetic sequences to disease-specific phenotypes, HYFTs can identify biomarkers of disease, helping to identify at-risk patients and enable earlier diagnosis and treatment.

Another application of HYFT-based technologies is tied to NLP, which involves analyzing and extracting information from written or spoken language. HYFTs can link text-based information, such as scientific papers or medical records, to specific genetic sequences or structures, facilitating more efficient and accurate analysis. This is particularly valuable in genomics and personalized medicine, where vast amounts of textual data must be processed and analyzed to identify potential therapies or treatments.

The Company believes that the utilization of HYFT-based technologies in drug discovery and other fields shows great promise for expediting the drug development process and enhancing patient outcomes.

About Immunoprecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, BioKey BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements regarding the potential applications of HYFT-based technologies and the prediction capabilities and speed of the discovery processes. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the integration of the above-mentioned HYFTs may not have the expected results, as well as those risks discussed in the Company’s Annual Information Form dated July 28, 2022 (which may be viewed on the Company’s profile at www.sedar.com), and the Company’s Form 40-F, dated July 29, 2022 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Contacts

Investor contact: investors@ipatherapeutics.com